UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*
clickNsettle.com, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
18682E304

(CUSIP Number)
Howard Z. Berman, Esq.
Ervin, Cohen & Jessup, LLP
9401 Wilshire Boulevard, Suite 900
Beverly Hills, California 90212
(310) 273-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 29, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (g) or (g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Andrew A. Brooks, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		61,823,189 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,823,189 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,823,189 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.4%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

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Item 1. Security and Issuer
This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of clickNsettle.com, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8899 Beverly Boulevard, Suite 619, Los Angeles, California 90048.
Item 2. Identity and Background
This statement is being filed by Andrew A. Brooks, M.D., a citizen of the United States (the “Reporting Person”). The Reporting Person is the Chief Executive Officer, President and a manager of Cardo Medical, LLC, a California limited liability company and wholly-owned subsidiary of the Issuer (“Cardo Medical”). Cardo Medical, along with its wholly-owned subsidiaries, focuses on product development, marketing and distribution of orthopedic and spinal medical devices. The business address of Cardo Medical and the Reporting Person is 8899 Beverly Boulevard, Suite 619, Los Angeles, California 90048.
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.
Item 3. Source and Amount of Funds or Other Consideration
In May 2007, in connection with the formation of Cardo Medical, the Reporting Person made a cash contribution to Cardo Medical in the amount of $1,303,333 from personal funds, pursuant to the Limited Liability Company Agreement of Cardo Medical, in exchange for a 46.3% interest in Cardo Medical, corresponding to 92.66 units of membership interests. As previously disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2008 (the “June Form 8-K”), on or about the signing of the Merger Agreement (as defined below), Frost Gamma Investments Trust and other investors invested $12.975 million in Cardo Medical in exchange for units of Cardo Medical’s membership interests. Under the terms of the Merger Agreement, at the closing of the Merger (as defined below), each Cardo Medical unit issued and outstanding was converted into and exchanged for the right to receive 667,204.70995 shares of Common Stock.
Item 4. Purpose of Transaction
On August 29, 2008, the Issuer completed an acquisition of Cardo Medical and its subsidiaries pursuant to a Merger Agreement and Plan of Reorganization, dated as of June 18, 2008, by and among the Issuer, Cardo Medical and Cardo Acquisition, LLC, a California limited liability company and wholly-owned subsidiary of the Issuer (“Cardo Acquisition”), which agreement was amended on August 29, 2008 (as amended, the “Merger Agreement”).
The Merger Agreement provides for the merger of Cardo Medical with and into Cardo Acquisition, with Cardo Medical continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Issuer (referred to as the “Merger”).

SCHEDULE 13D

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As previously disclosed in the June Form 8-K, on or about the signing of the Merger Agreement, Frost Gamma Investments Trust and other investors invested $12.975 million in Cardo Medical in exchange for units of Cardo Medical’s membership interests. Cardo Medical used approximately $9.7 million of the proceeds from these investments to close on the acquisition of the outstanding equity interests of three partially owned subsidiaries of Cardo Medical (Accelerated Innovation, LLC, Cervical Xpand, LLC and Uni-Knee, LLC), to repay an existing member loan (in the amount of $1.2 million) and for transaction expenses, and expects to use the remaining funds to accelerate its research and product development.
Under the terms of the Merger Agreement, at the closing of the Merger, each Cardo Medical unit issued and outstanding was converted into and exchanged for the right to receive 667,204.70995 shares of Common Stock. As a result of the Merger, the Issuer’s shareholders and optionholders own approximately 5.5% of the combined company on a fully diluted basis (or 11,298,979 shares of Common Stock outstanding and underlying options), the members of Cardo Medical (which includes the Reporting Person), excluding the new investors, own approximately 64.8% of the combined company on a fully diluted basis (or 133,440,942 shares of Common Stock), the new investors own approximately 28.5% of the combined company on a fully diluted basis (or 58,641,701 shares of Common Stock), and optionholders of Cardo Medical own approximately 1.2% of the combined company on a fully diluted basis (or 2,398,400 shares of Common Stock underlying those options).
In connection with the consummation of the Merger, the Issuer will propose to its shareholders an amendment to its Certificate of Incorporation to change its name from “clickNsettle.com, Inc.” to “Cardo Medical, Inc.” The Issuer’s trading symbol is “CKST.OB,” which the Issuer expects to change in connection with the name change. The Issuer intends to apply to have its shares listed on the American Stock Exchange.
In addition, 10 days after filing and transmitting an Information Statement to the Issuer’s shareholders (approximately September 18, 2008) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the “Information Statement”), the Board of Directors of Cardo Medical initially will consist of five directors appointed by the Reporting Person and two directors appointed by Phillip Frost, M.D. The Reporting Person, an orthopedic surgeon, will serve as Chief Executive Officer of the combined company and as its Chairman of the Board 10 days after the Issuer files the Information Statement and transmits it to its shareholders.
Except to the extent the foregoing disclosure set forth in this Item 4 may be deemed a plan or proposal, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a), (b)	As of the date of the filing of this statement, the Reporting Person beneficially owns 61,823,189 shares of Common Stock, which is approximately 30.4% of the Common Stock believed to be outstanding. The Reporting Person has sole voting and dispositive power with respect to these shares. The percentage indicated in this Item 5 is based on 203,360,222 total shares outstanding of Common Stock as of September 8, 2008.

(c)	The Reporting Person’s responses to Items 3 and 4 to this statement are hereby incorporated by reference in this Item 5.

(d), (e)	None.

SCHEDULE 13D

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
As security for the customary indemnification obligations of Cardo Medical to the Issuer, 10.0% of the Issuer’s shares issued in connection with the Merger to the historical members of Cardo Medical (i.e., the members of Cardo Medical (including the Reporting Person) prior to the admission of the new investors) will be held in escrow by a third-party escrow agent pursuant to an Escrow Agreement until August 28, 2009, which shares will thereafter be released except with respect to a number of escrowed shares as determined by the Issuer’s Board of Directors to be necessary to satisfy any unresolved claim until the claim is fully and finally resolved. Of the shares of Common Stock held by the Reporting Person, 6,182,319 will be held in escrow pursuant to the Escrow Agreement.
In connection with the Merger, the officers and directors of the combined company and certain of their family members, as well as each Cardo Medical member owning 5% or more of the outstanding capital stock of the Issuer, including the Reporting Person and his family members, entered into lockup agreements. Each lockup agreement provides that the shares of Common Stock issued in the Merger may not be, directly or indirectly, sold for a period of two years following completion of the Merger. All of the shares of Common Stock beneficially owned by the Reporting Person as reported in this statement are subject to the lockup agreement.
The summary discussion of material terms of the Merger Agreement set forth in this statement is qualified by reference to the Merger Agreement and its amendment, copies of which are attached as Exhibit 2.1 to the June Form 8-K and Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on September 8, 2008 (the “September Form 8-K”) and are incorporated herein by reference. The summary discussion of material terms of the Escrow Agreement and the Lockup Agreements set forth above is qualified by reference to those agreements, copies of which are attached as Exhibits 10.1 and 10.2, respectively, to the September Form 8-K and are incorporated herein by reference.
Other than as set forth in Items 4 and 5 and in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings or relationships that are required to be reported by Item 6 of Schedule 13D.
Item 7. Materials to be Filed as Exhibits

Exhibit 1	Merger Agreement and Plan of Reorganization, dated as of June 18, 2008, by and among the Issuer, Cardo Medical and Cardo Acquisition (incorporated herein by reference to Exhibit 2.1 to the June Form 8-K).

Exhibit 2	First Amendment to Merger Agreement and Plan of Reorganization, dated as of August 29, 2008, by and among the Issuer, Cardo Medical and Cardo Acquisition (incorporated herein by reference to Exhibit 2.2 to the September Form 8-K).

Exhibit 3	Form of Lockup Agreement (incorporated herein by reference to Exhibit 10.2 to the September Form 8-K).

Exhibit 4	Escrow Agreement, dated as of August 29, 2008, by and among Chicago Title Company, the Issuer, the Reporting Person and Mikhail Kvitnitsky (incorporated herein by reference to Exhibit 10.2 to the September Form 8-K).

Exhibit 5	Power of Attorney, dated September 8, 2008 (incorporated herein by reference to Exhibit 1 to the Form 3 filed by the Reporting Person on September 8, 2008).

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2008	/s/ Andrew A. Brooks, M.D.
Andrew A. Brooks, M.D.